UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2015 (Report No. 2)

Commission file number: 001-35932

ALCOBRA LTD.

(Translation of registrant's name into English)

Amot Investment Building

2 Weizman St. 9th Floor

Tel Aviv 6423902 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On January 9, 2015, the registrant entered into a purchase agreement with Piper Jaffray & Co., as representative of the underwriters named therein (the “Purchase Agreement”), for a firm commitment public offering of 6,500,000 ordinary shares at a price of $4.00 per ordinary share for aggregate gross proceeds of $26 million.  The registrant’s press release containing additional details of the offering is filed as Exhibit 99.1 hereto, and the Purchase Agreement is filed as Exhibit 1.1.

This Report of Foreign Private Issuer on Form 6-K and the attached exhibits are incorporated by reference into the Registration Statements on Form F-3 (File No. 333-197411) and Form S-8 (File No. 333-194875) of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

1.1	Purchase Agreement, dated January 9, 2015, by and between the registrant and Piper Jaffray & Co., as representative of the underwriters named therein.

5.1	Opinion of Zysman Aharoni Gayer & Co., Law Offices.

23.1	Consent of Zysman Aharoni Gayer & Co., Law Offices (included in Exhibit 5.1).

99.1	Press Release dated January 9, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By	/s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely

Chief Executive Officer and President

Date: January 9, 2015